Sidley Austin LLP 1501 K Street, N.W. Washington, D.C. 20005 +1 202 736 8000 +1 202 736 8711 Fax AMERICA • ASIA PACIFIC • EUROPE	+1 202 736 8715 svonalthann@sidley.com

November 5, 2021

VIA EDGAR

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:	Lory Empie
Michael Henderson

	Re:	UP Fintech Holding Ltd
20-F filed April 28, 2021
File No. 001-38833

Dear Mr. Empie and Mr. Henderson,

On behalf of our client, UP Fintech Holding Limited, an exempted company organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated September 20, 2021 on the Company’s Annual Report on Form 20-F filed April 28, 2021 (“Annual Report”). The Staff’s comments are repeated below in italics and are followed by the Company’s responses. Defined terms used but not defined herein have the meanings assigned to such terms in the Annual Report.

Form 20-F filed April 28, 2021

Part I, page 5

1.

At the onset of Part I, please revise to disclose prominently that you are not a Chinese operating company but a Cayman Islands holding company with operations conducted by your subsidiaries and through contractual arrangements with a variable interest entity (VIE) based in China and that this structure involves unique risks to investors. Explain whether the VIE structure is used to replicate foreign investment in Chinese-based companies where Chinese law prohibits direct foreign investment in the operating companies, and disclose that investors may never directly hold equity interests in the Chinese operating company. Your disclosure should acknowledge that Chinese

Sidley Austin (DC) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or value of your ADSs, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

Response:

The Company acknowledges the Staff’s comment, and respectfully notes that pursuant to the Instructions to Items 1 and 2 of Form 20-F, a company that is filing Form 20-F as an annual report under the Exchange Act is not required to provide disclosures pursuant to Items 1 and 2; Item 3.A of Form 20-F currently requires no disclosures; and, pursuant to Instruction 1 to Item 3 of Form 20-F, a company that is filing Form 20-F as an annual report under the Exchange Act is not required to provide disclosures pursuant to Items 3.B and 3.C of Form 20-F. Accordingly, the Company’s first disclosures pursuant to Part I of Form 20-F consist of its risk factor disclosures pursuant to Item 3.D. Furthermore, the Company believes it has historically provided sufficient information to substantially address the topics identified in the Staff’s comment, and respectfully draws the Staff’s attention to disclosures in its Annual Report under the following headings:

•

“Item 3. Key Information – D. Risk Factors – Shareholders may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. courts may be limited, because we are registered under Cayman Islands law” (discussing risks arising from shareholder rights, fiduciary duties, and corporate laws under Cayman Islands law that may be more limited than those in the United States);

•

“– If the agreements that establish the structure for operating some of our activities in China do not comply with PRC regulations, or if these regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” (discussing risks arising from the use of VIE structures, including risks arising from potential future changes in PRC regulations that may have a negative impact on the Company’s ability to use such structures);

•

“– Uncertainties exist with respect to the interpretation and implementation of the newly enacted Foreign Investment Law of the PRC and how it may impact the viability of our current corporate structure, corporate governance and business operations” (discussing risks that may arise should the FIL provide for contractual arrangements as a form of foreign investment);

•

“– We rely on contractual arrangements with our VIEs and their respective shareholders for a large portion of our business operations, which may not be as effective as direct ownership in providing operational control” (discussing risks arising from the use of contractual arrangements in lieu of direct equity ownership in the Company’s VIEs);

•

“– Any failure by our VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business” (discussing risks arising from difficulties the Company may face in enforcing its rights under the contractual arrangements with its VIEs);

•

“– The shareholders of our VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business” (discussing additional risks arising from the VIEs’ equity ownership by third party shareholders who may have conflicts of interest with the Company);

•

“– Contractual arrangements in relation to our VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that we or our PRC VIEs owe additional taxes, which could negatively affect our financial condition and the value of your investment” (discussing risks that may arise under PRC tax law as a result of the Company’s use of VIEs);

•

“– We may lose the ability to use and enjoy assets held by our VIEs that are material to the operation of certain portions of our business if our VIEs go bankrupt or become subject to a dissolution or liquidation proceeding” (discussing risks that could impact the Company’s ability to retain the use of assets held by the VIEs in the event such VIEs are subject to bankruptcy, liquidation, or dissolution);

•

“Item 4. Information on the Company – Contractual Arrangements with the VIEs and Their Respective Shareholders” (discussing the Company’s use of VIEs due to restrictions or prohibitions on foreign ownership of Internet technology services and other related businesses in China and setting forth detailed disclosures regarding the Company’s contractual arrangements with VIEs); and

•

“Note 1 – Organization and Principal Activities – The VIE arrangements” to the Company’s consolidated financial statements (setting forth detailed disclosures regarding the Company’s contractual arrangements with VIEs, risks arising from the VIE structure, and certain financial information relating to the VIEs).

In future filings, the Company proposes to make the following changes to the introductory paragraph set forth under Item 3.D. Risk Factors:

The Company is subject to multiple risks arising from its business and industry; its corporate structure, including its status as a holding company incorporated in the Cayman Islands that conducts a portion of its business through China-based VIEs with which it has only contractual relationships and in which it does not own an equity interest; its operations in China, including potential actions or decisions by PRC or U.S. regulatory authorities restricting or affecting its business activities in the PRC or its access to U.S. capital markets; and its Class A

Ordinary Shares and ADSs. The following risks should be considered in conjunction with “Item 5. Operating and Financial Review and Prospects” and the other risks described under the heading “Forward-Looking Statements” above. These risks may affect the Company’s operating results and, individually or in the aggregate, could cause its actual results to differ materially from past and anticipated future results. The following discussion of risks may contain forward-looking statements which are intended to be covered by the Safe Harbor Statement. Except as may be required by law, the Company undertakes no obligation to publicly update forward-looking statements, whether as a result of new information, future events, or otherwise. The Company invites you to consult any further related disclosures made by the Company from time to time in materials filed with or furnished to the Securities and Exchange Commission, or the SEC.

In future filings, the Company also proposes to make the following revisions to certain of its risk factors:

If the agreements that establish the structure for operating some of our activities in China do not comply with PRC regulations, or if these regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Our WFOEs have entered into a series of contractual arrangements with our VIEs and their respective shareholders, respectively, which enable us to (i) exercise effective control over our VIEs, and (ii) receive substantially all of the economic benefits of our VIEs. As a result of these contractual arrangements, we have control over and are the primary beneficiary of our VIEs and hence consolidate their financial results into our consolidated financial statements under U.S. GAAP. See Item 4 “Information on the Company” for further details.

While we believe that (i) the ownership structures of our VIEs in China and our WFOEs, comply with all existing PRC laws and regulations; and (ii) the contractual arrangements between our WFOEs, our VIEs and their respective shareholders governed by PRC law are valid, binding and enforceable, and in compliance with PRC laws or regulations currently in effect, there are substantial uncertainties regarding the interpretation and application of the existing and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may take a view that is not consistent with the opinion of the Company and our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or any of our VIEs are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including:

•	revoking the business licenses and/or any permits held by such entities;
•	discontinuing or placing restrictions or onerous conditions on our activities through any transactions between our WFOEs and our VIEs;
•	imposing fines, confiscating the income from our WFOEs or our VIEs, or imposing other requirements with which we or our VIEs may not be able to comply;
•

requiring us to restructure our ownership structure or activities, including terminating the contractual arrangements with our VIEs and deregistering the equity pledges of our VIEs, which in turn would affect our ability to consolidate, derive economic benefits from, or exert effective control over our VIEs; or

•	restricting or prohibiting our use of the proceeds of our initial public offering and concurrent private placement to finance our business and activities in China.

The imposition of any of these penalties would result in a material and adverse effect on our ability to conduct our business. In addition, it is unclear what impact the PRC government actions would have on us and on our ability to consolidate the financial results of our VIEs in our consolidated financial statements, if the PRC government authorities were to find our legal structure and contractual arrangements to be in violation of PRC laws and regulations. If the imposition of any of these government actions causes us to lose our right to direct the activities of our VIEs and we are not able to restructure our ownership structure and operations in a satisfactory manner, or any other significant penalties imposed on us in this event, there would have a material adverse effect on our activities in China, and our ability to conduct our business may be negatively affected. This could have a material adverse effect on the market price of our ADSs.

Uncertainties exist with respect to the interpretation and implementation of the newly enacted Foreign Investment Law of the PRC and how it may impact the viability of our current corporate structure, corporate governance and business operations.

On March 15, 2019, the National People’s Congress adopted the Foreign Investment Law of the PRC, or the FIL, which became effective on January 1, 2020 and replaced the Wholly Foreign-Invested Enterprise Law of the PRC, the Sino-Foreign Cooperative Joint Venture Enterprise Law of the PRC and the Sino-Foreign Equity Joint Venture Enterprise Law of the PRC, together with their implementation rules and ancillary regulations. On December 26, 2019, the State Council published the Implementation Rules of the Foreign Investment Law, or the FIL Implementation Rules, which took effect on January 1, 2020.

The FIL embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation. For example, the FIL removes all references to the terms of “de facto control” or “contractual control” as defined in the draft published in 2015 by the Ministry of Commerce, or the MOFCOM, and adds a catch-all clause to the definition of “foreign investment” so that foreign investment, by its definition, includes “investments made by foreign investors in China through other means defined by other laws or administrative regulations or provisions promulgated by the State Council” without further elaboration on the meaning of “other means.” The FIL Implementation Rules also remain silent on contractual arrangements. It leaves leeway for the future legislations promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. We currently use contractual arrangements to operate certain businesses, including our consolidated VIEs, in which foreign investors are prohibited or restricted from investing. It is ~~therefore~~ uncertain whether our corporate structure, including our existing VIE structures, will be seen as violating the foreign investment rules ~~as we are currently leverage the contractual arrangement to operate certain businesses in which foreign investors are prohibited from or restricted to investing~~.

In addition, the FIL grants national treatment to foreign invested entities, except for those foreign invested entities that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list”. The current Special Administrative Measures for Market Access of Foreign Investment (Negative List) (2020 Edition) was issued by the National Development and Reform Commission, or the NDRC, and the MOFCOM on June 23, 2020 and became effective on July 23, 2020. Furthermore, on December 19, 2020, the NDRC and the MOFCOM jointly issued the Measures for Security Review of Foreign Investment, effective on January 18, 2021, which provides detailed guidance regarding security review of foreign investment that has a potential impact on national security. However, there remain a number of unclear issues under the Measures, including but not limited to its view towards contractual arrangements, including VIE arrangements. As the Measures was only recently issued, there are very few interpretations, implementation guidance or precedents to follow in practice. If future legislations prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangement, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to comply with any of these or similar regulatory compliance requirements could materially and adversely affect our current corporate structure, corporate governance and business operations.

We rely on contractual arrangements with our VIEs and their respective shareholders for a large portion of our business operations, which may not be as effective as direct ownership in providing operational control.

We have relied and expect to continue to rely on contractual arrangements with our VIEs and their respective shareholders to conduct certain of our key supporting functions, and we do not have and may never have a direct equity interest in our VIEs. These contractual arrangements may not be as effective as direct ownership in providing us with control over our VIEs. For example, our VIEs and their respective shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests.

If we had direct ownership of our VIEs, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of our VIEs, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by our VIEs and their respective shareholders of their obligations under the contracts to exercise control over our VIEs. Although our directors and shareholders together ultimately controls our VIEs, the shareholders of our consolidated VIEs may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate certain portions of our business through the contractual arrangements with our VIEs. If any disputes relating to these contracts remain unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. See “—Any failure by our VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.” Therefore, our contractual arrangements with our VIEs may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.

2.

At the onset of Part I, please review to provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your ADSs or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, has or may impact the company’s ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange. Your Information of the Company section should address, but not necessarily be limited to, the risks highlighted in Part I.

Response:

The Company acknowledges the Staff’s comment, and refers to the proposed disclosure in the introductory paragraph set forth under Item 3.D. Risk Factors, described above in the response to Comment 1. Additionally, the Company respectfully draws the Staff’s attention to disclosures in its Annual Report under the following headings, which we believe substantially address the disclosures identified above to the extent material:

•

“Item 3. Key Information – D. Risk Factors – If we fail to protect customer data and privacy, our reputation, financial condition and results of operations will be materially and adversely affected” (discussing risks from any potential failure by the Company to properly implement data security policies and measures, including risks arising from any failure to satisfy the requirements of the relevant governmental authorities or any future measures when published);

•	“Risks Related to Our Corporate Structure,” including those risks relating to our VIEs identified above in the response to Comment 1;
•	“Risks Related to Doing Business in China,” including:
o

“We may be adversely affected by the complexity, uncertainties and changes in the PRC regulations of Internet-related businesses and companies, and any lack of requisite licenses, permits or approvals applicable to our business may have a material adverse effect on our business and results of operations” (discussing risks arising from the PRC’s extensive and evolving regulation of the Internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the internet industry); and

o

“The audit reports included in this annual report have been prepared by our independent registered public accounting firms whose work are not currently inspected fully by the Public Company Accounting Oversight Board and, as such, you may be deprived of the benefits of such inspection” (discussing risks arising from the inability of the PCAOB to fully inspect the work of the Company’s independent registered public accounting firm as it relates to those operations without the approval of the Chinese authorities); and

•

“Item 4. Information on the Company – Regulation – PRC Regulations Relating to Foreign Investment,” and “– PRC Regulations Relating to Internet Companies” (setting forth detailed disclosures relating to PRC regulations affecting internet companies).

While the regulatory requirements applicable to the Company and its operations in the United States and the PRC have evolved since the Annual Report was filed and likely will continue to evolve, the Company proposes to address the following developments, as well as any other regulatory developments in the PRC, to the extent the Company believes any of the foregoing may have a material effect on its business, financial condition, or results of operations, in Items 3 and 4, as appropriate, in its future filings on Form 20-F:

•	The Data Security Law, promulgated by the Standing Committee of the National People’s Congress of China, which took effect on September 1, 2021;
•	Measures for Cybersecurity Review, which became effective on June 1, 2020;
•

Several Opinions Concerning Lawfully and Strictly Cracking Down Illegal Securities Activities, issued on July 6, 2021, by the General Office of the Communist Party of China Central Committee and the General Office of the State Council;

•	The draft amendment to the Measures for Cybersecurity Review (Revised Draft for Comments), published on July 10, 2021, by the Cyberspace Administration of China; and
•	The PRC Personal Information Protection Law, promulgated by the Standing Committee of the National People’s Congress of China, which took effect on November 1, 2021.
•	On October 29, 2021, the PRC Cyberspace Administration of China published the Draft Measure on Security Assessment of Cross-border Data Transfer (Draft for

Comments).
•	In February 2021, the Anti-Monopoly Commission of the State Council promulgated the Guidelines to Anti-Monopoly in the Field of Internet Platforms, which became effective on February 7, 2021.
•	On October 23, 2021, the State Administration for Market Regulation published the Draft Amendment to the Anti-Monopoly Law (Revised Draft for Comments).

Because the regulatory developments identified above are new, their interpretation and implementation, as well as their application to the Company’s businesses and operations, remain unclear.

Item 3. Key Information, page 6

3.

At the onset of Item 3, please revise to disclose clearly that the company uses a structure that involves a VIE based in China and what that entails and provide early in the summary a diagram of the company’s corporate structure, including who the equity ownership interests are of each entity. Describe all contracts and arrangements through which you purport to obtain economic rights and exercise control that results in consolidation of the VIE’s operations and financial results into your financial statements. Identify clearly the entity in which investors are purchasing their interest and the entity(ies) in which the company’s operations are conducted. Describe the relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to its contractual arrangements with the VIE, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to uncertainties under Chinese law and jurisdictional limits.

Response:

The Company acknowledges the Staff’s comment, and respectfully refers the Staff to its response and proposed disclosures provided in response to Comment 1. We believe the Company’s disclosures in the Annual Report set forth under the headings identified in the response to Comment 1 substantially address the disclosures identified above to the extent material. Additionally, the Company respectfully draws the Staff’s attention to its disclosures in the Annual Report under the heading “Item 4. Information on the Company – C. Organizational Structure,” which states: “UP Fintech is a holding company with no material operations of its own. We conduct our operations primarily through our New Zealand subsidiaries, U.S.

subsidiaries and our VIEs and their respective subsidiaries in China.” Additionally, the Company disclosed a list of its significant subsidiaries and principal consolidated affiliated entities, including, VIEs and VIEs’ subsidiaries, and their respective places of establishment/incorporation in Exhibit 8.1 to the Annual Report. The Company respectfully submits that Form 20-F does not require the disclosure of a diagram of the Company’s corporate structure. In future filings, the Company undertakes to disclose its proportion of ownership interest and, if different, proportion of voting power in each such entity pursuant to Item 4.C of Form 20-F.

Additionally, in future filings, the Company proposes to make the following changes to the following risk factor:

Any failure by our VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

We refer to the shareholders of each of our VIEs as its nominee shareholders because although they remain the holders of equity interests on record in each of our VIEs, pursuant to the terms of the relevant power of attorney, each such shareholder has irrevocably authorized the relevant WFOE to exercise his, her or its rights as a shareholder of the relevant VIE. Additionally, our WFOEs have the sole discretion to receive from the relevant VIE an annual service fee and will make discretionary determinations on whether to collect services fees and on the amount of fees to be collected in future years based on the services provided to VIEs. In such cases, we may not have any contractual rights to collect funds from the VIEs that would be legally enforceable upon liquidation or sale of the VIEs. Under such circumstances, our investors would not derive any benefit from the operation of, or our contractual arrangements with, the VIEs. ~~However~~ Furthermore, if our VIEs or their shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under the PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure will be effective under the PRC law. For example, if the shareholders of our VIEs refuse to transfer their equity interests in our VIEs to us or our designee if we exercise the purchase option pursuant to these contractual arrangements, or if they otherwise act in bad faith towards us, then we may have to take legal actions to compel them to perform their contractual obligations.

All of the agreements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China.

Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with our VIE and its shareholders. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. Additionally, t~~T~~he legal system in the PRC is not as developed as in some other jurisdictions, such as the U.S. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. See “—Risks Related to Doing Business in China—The legal system of the PRC is not fully developed and there are inherent uncertainties that may affect the protection afforded to us.” Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a VIE should be interpreted or enforced under the PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration. In addition, under the PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition and enforcement proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delays or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our VIEs, and our ability to conduct our business may be negatively affected.

4.

At the onset of Item 3, please revise to disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in your risk factor disclosure. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your ADSs. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response:

The Company acknowledges the Staff’s comment, and respectfully refers the Staff to its responses and proposed disclosures provided in response to Comments 1 through 3. We believe the Company’s disclosures in the Annual Report set forth under the headings identified in the responses to Comments 1 through 3 substantially address the disclosures identified above to the extent material. Additionally, in future filings, the Company proposes to make the following changes to the following risk factor:

The legal system of the PRC is not fully developed and there are uncertainties that may affect the protection afforded to us.

Our business and activities in China are governed by the PRC laws and regulations. The PRC legal system is generally based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various industries in China. However, as these laws and regulations are relatively new and continue to evolve, interpretation and enforcement of these laws and regulations involve significant uncertainties and different degrees of inconsistency. Some of the laws and regulations are still in the developmental stage and are therefore subject to policy changes. Many laws, regulations, policies and legal requirements have only been recently adopted by PRC central or local government agencies, and their implementation, interpretation and enforcement may involve uncertainty due to the lack of established practice available for reference. We cannot predict the effect of future legal developments in China, including the promulgation of new laws, changes in existing laws or their interpretation or enforcement, or the preemption of local regulations by national laws. For example, the PRC government has recently published new policies that significantly affected certain industries such as the education and internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could adversely affect our business, financial condition and results of operations. As a result, there are substantial uncertainties as to the legal protections available to us. Furthermore, due to the limited volume of published cases and the non-binding nature of prior court decisions, the outcome of the dispute resolution may not be as consistent or predictable as in other more developed jurisdictions, which may limit the legal protection available to us. For example, the Securities Law most recently amended in December 2019 and effective on March 1, 2020, stipulated that the offering and trading of securities outside the People’s Republic of China which disrupt the domestic market order of the People’s Republic of China and harm the legitimate rights and interests of domestic investors shall be dealt with pursuant to the relevant provisions of this Securities Law, and legal liability shall be pursued.

In future filings, the Company also intends to include the following new risk factor disclosure:

The PRC government may intervene or influence our operations at any time, and it has recently indicated an intent to exert more oversight and control over overseas securities offerings and other capital markets activities and foreign investment in China-based companies.

As a result of its significant oversight authority into businesses operating in the PRC, the PRC government may intervene or influence our operations at any time. Uncertainties regarding the enforcement of laws and the fact that rules and regulations in the PRC can change quickly with little advance notice, along with the risk that the PRC government may intervene or influence our operations at any time, could have a material adverse effect on our business, financial position, results of operations, access to the capital markets, and the market value of our ADSs.

Furthermore, on July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council issued Several Opinions Concerning Lawfully and Strictly Cracking Down Illegal Securities Activities. These opinions call for strengthened regulation over illegal securities activities and supervision on overseas listings by China-based companies like us, and propose to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. No official guidance or related implementation rules have been issued in relation to these recently issued opinions, and the interpretation and implementation of these opinions, as well as their application to our businesses and operations, remain unclear. Additional oversight or regulation of this nature could have a material adverse effect on our ability to offer or continue to offer securities to investors and could have a material adverse effect on the market price of our ADSs.

5.

Please revise to disclose each permission that you, your subsidiaries or your VIEs are required to obtain from Chinese authorities to operate and issue these securities to foreign investors. State whether you, your subsidiaries, or VIEs are covered by permissions requirements from the CSRC, CAC or any other entity that is required to approve of the VIE’s operations, and state affirmatively whether you have received all requisite permissions and whether any permissions have been denied.

Response:

The Company acknowledges the Staff’s comment and respectfully draws the Staff’s attention to disclosures in its Annual Report under the following headings, which we believe substantially address the disclosures identified above to the extent material:

•

“Item 3. Key Information – D. Risk Factors – We may be adversely affected by the complexity, uncertainties and changes in the PRC regulations of Internet-related businesses and companies, and any lack of requisite licenses, permits or approvals applicable to our business may have a material adverse effect on our business and results of operations”;

•	“Item 4. Information on the Company – Regulation – PRC Regulations Relating to Securities and Futures Brokerage Business”;
•	“– PRC Regulations Relating to Foreign Investment”;
•	“– PRC Regulations Relating to Internet Companies”;
•	“– PRC Regulations Relating to Foreign Exchange”;
•	“– PRC Regulations Relating to the Individual Foreign Exchange”;
•	“– Regulations Relating to Intellectual Property Rights”; and
•	“– PRC Regulations Relating to Dividend Distribution.”

The Company notes that there are no PRC laws and regulations in force explicitly requiring that we obtain any permission from PRC authorities, including the CSRC and CAC, to issue securities to foreign investors.

While the regulatory requirements applicable to the Company and its operations in the PRC have evolved since the Annual Report was filed and likely will continue to evolve, the Company proposes to address the following developments, as well as any other regulatory developments in the PRC, to the extent the Company believes any of the foregoing may have a material effect on its business, financial condition, or results of operations, in Items 3 and 4, as appropriate, of its annual report on Form 20-F for the year ending December 31, 2021:

•

Several Opinions Concerning Lawfully and Strictly Cracking Down Illegal Securities Activities, issued on July 6, 2021, by the General Office of the Communist Party of China Central Committee and the General Office of the State Council.

No official guidance or related implementation rules have been issued in relation to these recently issued opinions and the interpretation and implementation of these opinions, as well as their application to the Company’s businesses and operations, remain unclear.

6.

Please revise to provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and consolidated VIEs, and direction of transfer. Quantify any dividends or distributions that a subsidiary or consolidated VIE have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries and/or consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.

Response:

The Company acknowledges the Staff’s comment. In future filings, the Company proposes to make disclosures relating to cash flows and transfers through its organization and distributions to shareholders in substantively the form set forth below, updated as appropriate to reflect any changes in future fiscal years:

The Group’s main revenues were mostly generated from our wholly owned subsidiaries in New Zealand, PRC and the United States for the years ended December 31, 2018, 2019, and 2020. Most of our consolidated VIEs and their subsidiaries operate business in the PRC and their main functions are to support our licensed/registered entities in New Zealand, Singapore, and the United States (“Licensed Entities”). Certain of the costs generated by VIEs and their subsidiaries are covered by these Licensed Entities through inter-company transactions, and we expect that the Licensed Entities will cover a substantial majority of such costs in the future. In general, the holding company transfers funds from financing (including funds from its IPO, follow-on equity offerings, and offerings of convertible bonds, as applicable) to Licensed Entities in the form of capital injections or loans to support their business expansion. These Licensed Entities pay our consolidated VIEs and their subsidiaries periodically for the services rendered through inter-company transactions, pursuant to the terms of the contractual arrangements between them.

To illustrate cash flows among the holding company, its subsidiaries, and consolidated

VIEs by type, please refer to the following tables (all in US$ thousands):

•	Cash flow between Holding company and Subsidiaries :

Fiscal Year ended December 31	2018	2019	2020

Net increase/(decrease) of Loans to Subsidiaries	16,017	4,797	(995)
Capital Injections to Subsidiaries	14,471	66,517	60,400

•	Cash flow between Holding company and VIEs:

Fiscal Year ended December 31	2018	2019	2020

Net increase of Loans to VIEs	11,300	-	-

•	Cash flow between Subsidiaries and VIEs:

Fiscal Year ended December 31	2018	2019	2020

Net (decrease)/increase of Loans to VIEs	(1,408)	(9,470)	1,312
Service Fees Paid to VIEs	21,888	19,186	20,928

Our subsidiaries and consolidated VIEs did not declare or distribute any dividends or distributions for the years ended December 31, 2018, 2019 and 2020. Additionally, the holding company did not declare nor distribute any dividends or distribution for the years ended December 31, 2018, 2019 and 2020.

With regard to restrictions on foreign exchange and restrictions and limitations on our ability to distribute earnings from our businesses, the Company respectfully draws the Staff’s attention to disclosures in its Annual Report under the following headings, which we believe substantially address the disclosures identified above to the extent material:

•

“Item 3. Key Information – D. Risk Factors – PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using proceeds we received from our initial public offering and the Concurrent Private Placement to make loans or additional capital contributions to our PRC subsidiaries”;

•	“– We may be subject to penalties, including restrictions on our ability to inject capital into our PRC subsidiaries, if our PRC resident shareholders or beneficial owners fail to comply with relevant PRC foreign exchange regulations”;
•	“– You may be subject to PRC withholding tax on dividends from us and PRC income tax on any gain realized on the transfer of our shares or ADSs if we are deemed a PRC resident enterprise”; and
•	“– We may not be able to obtain certain tax benefits for dividends paid by our PRC subsidiaries to us through our Hong Kong subsidiaries.”

Additionally, in future filings, the Company proposes to revise the risk factor set forth under the heading “Any failure by our VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business” as described above in response to Comment 3 and further proposes to make the following changes to the following risk factor:

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using proceeds we received from our initial public offering and the Concurrent Private Placement to make loans or additional capital contributions to our PRC subsidiaries.

In 2015, the SAFE published the Circular of the State Administration of Foreign Exchange on Reforming the Management Approach regarding the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises, or the SAFE Circular 19, which has come into effect since June 1, 2015. According to the SAFE Circular 19, foreign-invested enterprises are allowed to convert their registered capital from foreign exchange to Renminbi and apply such funds to equity investment within the PRC, conditioned upon the investment target’s duly registration with local bank of such reinvestment and open a corresponding special account pending for foreign exchange settlement payment. Further, such conversion will be handled at the bank level and does not need to be approved by the SAFE. The SAFE Circular 19 prohibits foreign-invested enterprises from, among other things, using an RMB fund converted from its foreign exchange capital for expenditure beyond its business scope, investment in securities, providing entrusted loans, repaying loans between nonfinancial enterprises or purchasing real estate not for self-use. The SAFE promulgated the Circular on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or the SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in the SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to issue RMB entrusted loans, to the prohibition against using such capital to issue loans to non-associated enterprises.

As a holding company incorporated under the laws of the Cayman Islands, with some of our operations conducted in China, we may make loans to our PRC subsidiaries and VIEs, or we may make additional capital contributions to our wholly foreign-owned subsidiaries in China. Any loans provided by us to our PRC subsidiaries and VIEs are subject to PRC regulations and foreign exchange loan registrations. Such loans to any of our PRC subsidiaries and VIEs cannot exceed a statutory limit and must be filed with SAFE through the online filing system of SAFE pursuant to the applicable PRC regulations. Any such loan with a term of one year or more must be recorded and registered with the National Development and Reform Commission. In addition, the capital of a foreign invested enterprise may not be used for the following purposes: (i) directly or indirectly used for payment beyond the business scope of the enterprises or the payment prohibited by relevant laws and regulations; (ii) directly or indirectly used for investment in securities or investments other than banks’ principal-secured products unless otherwise provided by relevant laws and regulations; (iii) the granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business license; and (iv) paying the expenses related to the purchase of real estate that is not for self-use (except for the foreign-invested real estate enterprises).

Our ability to make loans or capital contributions to our subsidiaries and VIEs may be constrained by these regulations, and i~~I~~f we fail to comply with such regulations, our ability to capitalize the relevant PRC subsidiaries or fund our operations may be negatively affected, which could materially and adversely affect the liquidity of our relevant PRC subsidiaries or our business, financial condition, results of operations and growth prospects.

In future filings, the Company also intends to include the following new risk factor disclosure:

PRC regulations may restrict our ability to convert Renminbi into foreign currency and remit such currency out of the PRC to pay capital expenses.

The Group’s revenues were largely generated by our wholly owned subsidiaries outside of PRC, which pay our consolidated VIEs and their subsidiaries periodically for the services rendered through inter-company transactions. We do not rely on our consolidated VIEs to distribute earnings to the parent company or to U.S. investors. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without the prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiaries are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, approval from or registration with competent government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future, which could have a material adverse effect on our business.

To the extent required by applicable accounting rules and standards, we will make comparable changes in future filings to the disclosures regarding risks arising from our use of VIE structures in the notes to our financial statements.

7.

We note that the consolidated VIEs constitute a material part of your consolidated financial statements. Please revise to provide in tabular form condensed consolidating schedule - depicting the financial position, cash flows and results of operations for the parent, the consolidated variable interest entities, and any eliminating adjustments separately - as of the same dates and for the same periods for which audited consolidated financial statements are required. Highlight the financial statement information related to the variable interest entity and parent, so an investor may evaluate the nature of assets held by, and the operations of, entities apart from the variable interest entity, which includes the cash held and transferred among entities.

Response:

The Company acknowledges the Staff’s comment. The below disclosed amounts of the Parent, VIEs and Subsidiaries were prepared using the same line items for the disclosure of amounts attribute to VIEs as presented in the financial statements included in the Annual Report. The Company intends to provide disclosures in its future filings in substantively the form set forth below, updated as appropriate to reflect any changes in future fiscal years.

As of and for the year ended December 31, 2020:

				eliminating
	Parent	VIEs(1)	Subsidiaries	adjustments	Consolidated

Current assets	51,428,493	48,118,025	2,121,388,146	(68,712,677)	2,152,221,987
Non-current assets	188,091,549	16,253,660	23,691,704	(187,941,549)	40,095,364
Total assets	239,520,042	64,371,685	2,145,079,850	(256,654,226)	2,192,317,351
Current liabilities	2,267,071	25,955,828	1,991,631,664	(68,482,884)	1,951,371,679
Non-current liabilities	1,565,843	1,158,044	2,534,657	-	5,258,544
Total liabilities	3,832,914	27,113,872	1,994,166,321	(68,482,884)	1,956,630,223
			-	-
Total revenues	1,885,212	16,191,693	133,900,879	(13,481,094)	138,496,690
Net Income/(Loss)	16,064,793	(7,524,524)	34,615,803	(23,976,827)	19,179,245
			-	-
Net cash provided by /(used in) operating activities	649,082	(597,323)	535,229,256	-	535,281,015
Net cash (used in)/ provided by investing activities	(27,414,976)	646,647	11,607,329	58,716,619	43,555,619
Net cash (used in)/ provided by financing activities	(2,167,502)	311,688	52,206,357	(58,716,619)	(8,366,076)

As of and for the year ended December 31, 2019:

				eliminating
	Parent	VIEs(1)	Subsidiaries	adjustments	Consolidated

Current assets	115,973,319	58,109,862	675,522,159	(79,859,308)	769,746,032
Non-current assets	98,913,382	6,842,171	32,321,744	(98,763,382)	39,313,915
Total assets	214,886,701	64,952,033	707,843,903	(178,622,690)	809,059,947
Current liabilities	1,392,494	21,806,916	644,857,187	(80,464,071)	587,592,526
Non-current liabilities	1,552,595	100,701	4,788,391	-	6,441,687
Total liabilities	2,945,089	21,907,617	649,645,578	(80,464,071)	594,034,213

Total revenues	2,874,057	44,134,256	52,819,106	(41,164,519)	58,662,900
Net (Loss)/Income	(6,589,432)	16,505,238	(19,244,853)	3,379,189	(5,949,858)

Net cash provided by/ (used in) operating activities	3,758,294	6,567,594	232,983,251	-	243,309,139
Net cash used in investing activities	(91,764,800)	(10,240,498)	(906,362)	80,871,549	(22,040,111)
Net cash provided by financing activities	115,766,911	43,730	79,967,428	(80,871,549)	114,906,520

As of and for the year ended December 31, 2018:

				eliminating
	Parent	VIEs(1)	Subsidiaries	adjustments	Consolidated

Current assets	63,789,906	37,960,221	61,558,707	(60,403,055)	102,905,779
Non-current assets	33,704,792	9,581,582	2,577,804	(33,554,792)	12,309,386
Total assets	97,494,698	47,541,803	64,136,511	(93,957,847)	115,215,165
Current liabilities	-	20,139,713	57,503,513	(60,655,965)	16,987,261
Non-current liabilities	-	-	-	-	-
Total liabilities	-	20,139,713	57,503,513	(60,655,965)	16,987,261
			-	-
Total revenues	-	32,199,588	6,023,829	(4,663,152)	33,560,265
Net (Loss) / Income	(43,207,732)	(285,254)	(9,221,864)	8,421,295	(44,293,555)

Net cash (used in)/ provided by operating activities	(31,790,238)	(1,997,375)	12,616,013	-	(21,171,600)
Net cash used in investing activities	(44,743,722)	(3,864,111)	(29,711,925)	43,195,541	(35,124,217)
Net cash provided by/ (used in) financing activities	78,830,439	(1,509,434)	45,400,481	(43,195,541)	79,525,945

(1)	The disclosed amounts of the VIEs were before the elimination of intercompany transactions within the Group.

8.

Please revise to disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate your auditor, and that as a result an exchange may determine to delist your securities. If the PCAOB has been or is currently unable to inspect your auditor, revise your disclosure to so state.

Response:

The Company acknowledges the Staff’s comment, and respectfully draws the Staff’s attention to disclosures in its Annual Report under the following heading: “Item 3. Key Information – D. Risk Factors – The audit reports included in this annual report have been prepared by our independent registered public accounting firms whose work are not currently inspected fully by the Public Company Accounting Oversight Board and, as such, you may be deprived of the benefits of such inspection.” In future filings, the Company proposes to revise this risk factor as follows:

The audit reports included in this annual report have been prepared by our independent registered public accounting firms whose work are not currently inspected fully by the Public Company Accounting Oversight Board and, as such, you may be deprived of the benefits of such inspection.

Our independent registered public accounting firms that issues the audit reports included in our annual reports filed with the U.S. Securities and Exchange Commission, or the SEC, as auditors of companies that are traded publicly in the United States and firms registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards.

Because we have operations within the PRC and the PCAOB is currently unable to conduct inspections of the work of our independent registered public accounting firm as it relates to those operations without the approval of the Chinese authorities, our independent registered public accounting firms are not currently inspected fully by the PCAOB. This lack of PCAOB inspections in the PRC prevents the PCAOB from regularly evaluating our independent registered public accounting firm’s audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

On May 24, 2013, PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulatory Commission, or the CSRC, and the Ministry of Finance which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations in the United States and China. On inspection, it appears that the PCAOB continues to be in discussions with the Mainland China regulators to permit inspections of audit firms that are registered with PCAOB in relation to the audit of Chinese companies that trade on U.S. exchanges. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. The joint statement reflects a heightened interest in this issue. On April 21, 2020, the SEC and the PCAOB issued another joint statement reiterating the PCAOB’s inability to inspect audit work paper and practices of registered accounting firms in China, with respect to their audit work of U.S. reporting companies. In November 2020, the SEC and the PCAOB issued a third such statement and the SEC staff released disclosure guidance for China-based issuers.

Inspections of other firms that the PCAOB has conducted outside the PRC have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The inability of the PCAOB to conduct full inspections of auditors in the PRC makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside the PRC that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

Additionally, the PCAOB’s inability to inspect in full the work of our independent registered public accounting firms may result in regulatory negative consequences pursuant to U.S. law.  On December 18, 2020, the Holding Foreign Companies Accountable Act (the “HFCA”) was signed into law. The HCFA requires the SEC to prohibit the securities of any “covered issuer,” including the Company, from being traded on any of the U.S. securities exchanges, including The Nasdaq Stock Market, or traded “over-the-counter,” if the auditor of the covered issuer’s financial statements is not subject to PCAOB inspection for three consecutive years, beginning in 2021.  In the event that the PCAOB is unable to conduct full inspections in China or review audit documentation located within China for three consecutive years, which is subject to a variety of factors outside our control including the approval of Chinese authorities, our ADSs will be delisted from The Nasdaq Stock Market, which will limit the liquidity of our ADSs and our access to U.S. capital markets. On March 24, 2021, the SEC issued amendments to Form 20 and sought public comment in response to the HFCA. Consistent with the HFCA, these amendments require the submission of documentation to the SEC establishing that a “commission-identified registrant” (as defined in the amendments) is not owned or controlled by a governmental entity in that foreign jurisdiction and also require disclosure in a foreign issuer’s annual report regarding the audit arrangements of, and governmental influence on, such registrant. We will be required to comply with these rules if the SEC identifies us as having a ‘non-inspection’ year under a process to be subsequently established by the SEC.  On June 22, 2021, the U.S. Senate passed a bill which, if passed by the U.S. House of Representatives and signed into law, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA from three years to two years. In September 2021, the PCAOB adopted a new rule establishing a framework to use when determining, as contemplated under the HFCA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. ~~The SEC is currently in the process of implementing the~~

~~requirements of the Act, including through the release of the Interim Final Rule on Holding Foreign Companies Accountable Act Disclosure on March 24, 2021.~~ The HFCA, related SEC and PCAOB rules, and any additional rulemaking efforts to increase U.S. regulatory access to audit information in China, could cause investor uncertainty for affected companies, including us, and the market price of our ADSs could be materially adversely affected.

Item 3.D. Risk Factors, page 6

9.

Given the Chinese government’s significant oversight and discretion over the conduct of your business, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your ADSs. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response:

The Company acknowledges the Staff’s comment, and respectfully refers to the proposed new risk factor disclosure described in response to Comment 4 under the heading “The PRC government may intervene or influence our operations at any time, and it has recently indicated an intent to exert more oversight and control over overseas securities offerings and other capital markets activities and foreign investment in China-based companies,” which the Company intends to include in future filings.

10.

In light of recent events indicating greater oversight by the Cyberspace Administration of China over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

Response:

The Company acknowledges the Staff’s comment and draws the Staff’s attention to disclosures in its Annual Report under the following headings, which we believe substantially address the disclosures identified above to the extent material: “Item 3. Key Information – D. Risk Factors – If we fail to protect customer data and privacy, our reputation, financial condition and results of operations will be materially and adversely affected” and “– We may be adversely affected by the complexity, uncertainties and changes in the PRC regulations of Internet-related businesses and companies, and any lack of requisite licenses, permits or approvals applicable to our business may have a material adverse effect on our business and results of operations.”

While the regulatory requirements applicable to the Company and its operations in the PRC have evolved since the Annual Report was filed and likely will continue to evolve, the Company proposes to address the following developments, as well as any other regulatory developments in the PRC, to the extent the Company believes any of the foregoing may represent a material risk, in its future filings:

•	The Data Security Law, promulgated by the Standing Committee of the National People’s Congress of China, which took effect on September 1, 2021;
•	Measures for Cybersecurity Review, which became effective on June 1, 2020;
•	The draft amendment to the Measures for Cybersecurity Review (Revised Draft for Comments), published on July 10, 2021, by the Cyberspace Administration of China; and
•	The PRC Personal Information Protection Law, promulgated by the Standing Committee of the National People’s Congress of China, which will take effect on November 1, 2021.
•	On October 29, 2021, the PRC Cyberspace Administration of China published the Draft Measure on Security Assessment of Cross-border Data Transfer (Draft for Comments).

Because the regulatory developments identified above are new, their interpretation and implementation, as well as their application to the Company’s businesses and operations, remain unclear.

In future filings, the Company also proposes to make the following revisions to the following risk factor:

We may be adversely affected by the complexity, uncertainties and changes in the PRC regulations of Internet-related businesses and companies, and any lack of requisite licenses, permits or approvals applicable to our business may have a material adverse effect on our business and results of operations.

The PRC government extensively regulates the Internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the internet industry. These Internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainties. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations.

We only have contractual control over the entities that provide Internet information provision services in China. We do not directly own such entities due to the restriction of foreign investment in businesses providing value-added telecommunication services in China, including Internet information provision services. This may significantly disrupt our business, subject us to sanctions, compromise enforceability of related contractual arrangements, or have other harmful effects on us.

The evolving PRC regulatory system for the Internet industry may lead to the establishment of new regulatory agencies. For example, in May 2011, the State Council announced the establishment of a new department, the Cyberspace Administration of China, or the CAC, with the involvement of the State Council Information Office, the Ministry of Industry and Information Technology, or the MIIT, and the Ministry of Public Security. The primary role of this new agency is to facilitate the policy-making and legislative development in this field, to direct and coordinate with the relevant departments in connection with online content administration and to deal with cross-ministry regulatory matters in relation to the Internet industry. In practice, PRC regulators, including the CAC, have been increasingly focused on regulation in the areas of data security and data protection, and are enhancing the protection of privacy and data security by rule-making and enforcement actions at central and local levels. We expect that these areas will receive greater and continued attention and scrutiny from regulators and the public going forward, which could increase our compliance costs and subject us to heightened risks and challenges associated with data security and protection.

Considering our business arrangement and development plan, we have set up another set of VIE structures and intend the new VIE or its subsidiaries to apply for or hold the value-added telecommunications business license(s) as soon as practical to conduct value-added telecommunications business such as Internet information services. See Item 4.B “Business Overview—Regulations—PRC Regulations Relating to Internet Companies—Regulations on Value-Added Telecommunication Services.” We cannot guarantee that our new VIE, Beijing Yiyi or its subsidiary, will continue or maintain such value-added telecommunications business license due to uncertainties from PRC governmental authorities.

Beijing Yiyi’s subsidiary, Beijing U-Tiger Network Technology Co., LTD, obtained the License for Production and Operation of Radio and TV Programs on June 14, 2019. Beijing Yiyi’s subsidiary, Beijing Huyi Technology Co., LTD, obtained the License for Production and Operation of Radio and TV Programs on December 9, 2019, the value-added telecommunications business license on September 4, 2019, and the Publication business license on November 4, 2019. Beijing Yiyi’s subsidiary, Beijing Zhi Jian Feng Yi Information Technology Co., LTD, obtained the License for Production and Operation of Radio and TV Programs on April 22, 2019, the value-added telecommunications business license on April 23, 2019, the Publication business license on August 13, 2019, and the Online Culture Operating Permit on May 31, 2019.

In addition, our provision of certain services online may subject us to license requirements in China. For instance, we provide some recorded videos as a way of customer education and occasionally launch other audio-video contents on our platform and our community, which may result in audio-video license requirements from the Ministry of Culture and Tourism, or MCT, or its provincial level branches. We also provide some digital works on our website and APP, which may require online publishing service license issued by the National Radio and Television Administration, or the NRTA, or its provincial level branches. In addition, we reprint some articles related to the stock market on our website and APP, and therefore may be subject to permit and approval requirements from the State Council Information Office. Furthermore, we also need to strictly follow the requirements applicable to online content providers set forth by the relevant regulatory authorities, especially for financial information. See Item 4.B “Business Overview—Regulations—PRC Regulations Relating to Internet Companies—PRC Regulation on Financial Information Services.” Failure to comply with these license or other requirements may subject us to penalties, which may adversely affect our business operations and reputation.

The interpretation and application of the existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the Internet industry have created substantial uncertainties regarding the legality of the existing and future foreign investments in, and the businesses and activities of, Internet businesses in China, including our business. We cannot assure you that we have obtained all the permits or licenses related to our Internet related business in China that might be required for conducting our supporting functions in China or will be able to maintain our existing licenses or obtain new ones. In the event that the PRC government considers that we were operating without the proper approvals, licenses or permits, promulgates new laws and regulations that require additional approvals or licenses, or imposes additional restrictions on the operation of any part of our business, it has the power, among other things, to bring enforcement actions against us, levy fines, confiscate our income, revoke our business licenses, and require us to discontinue our relevant business or impose restrictions on the affected portion of our business. Any of these actions by the PRC government may have a material adverse effect on our business and results of operations.

*****

Thank you for your consideration in reviewing the above responses. We note that all proposed future disclosures remain subject to further revision in response to business and regulatory developments that may affect the Company between now and the filing of its next annual report. Please contact Sara von Althann of Sidley Austin LLP at (202) 736-8715 or Rebecca Grapsas of Sidley Austin LLP at (212) 839-8541 with any questions or further comments regarding the responses to the Staff’s comments.

Sincerely,

/s/ Sara von Althann

Sara von Althann

cc:	Tianhua Wu, Chief Executive Officer of the Company

John Fei Zeng, Chief Financial Officer of the Company

Katherine Wei Wu, Chief Compliance Officer of the Company

Rebecca Grapsas, Sidley Austin LLP